PLAN AND AGREEMENT OF REORGANIZATION

AMONG

NEW WESTERN ENERGY CORPORATION.

AND

ROYAL TEXAN ENERGY CO.

AND

THE STOCKHOLDERS

OF

ROYAL TEXAN ENERGY CO.

DATED: DECEMBER 1, 2011

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TABLE OF CONTENTS



PLAN AND AGREEMENT OF REORGANIZATION

This Plan and Agreement of Reorganization ("Agreement") is entered into on this 1ST day of December, 2011 by and between NEW WESTERN ENERGY CORPORATION, a Nevada corporation ("NWE"), and ROYAL TEXAN ENERGY CO., a Texas corporation ("RTE"), and BRENT and BROOK HATCHETT, the sole stockholders of RTE (collectively "Stockholder").

PLAN OF REORGANIZATION

The transaction contemplated by this Agreement is intended to be a qualified Type "B" reorganization pursuant to Internal Revenue Code Section §368, and conforming to the states of Nevada and Texas provisions. NWE will acquire up to 100% of RTE's issued and outstanding capital shares in exchange for 1,000,000 shares of NWE's common stock, $.0001 par value (the "Exchange Stock") and other consideration as hereinafter set forth below. The Exchange Transaction will result in RTE becoming a wholly-owned subsidiary of NWE.

Section 1

TRANSFER OF SHARES

1.1   All Stockholders of RTE (the "Stockholder" or the "RTE Stockholders"), as of the date of Closing as such term is defined in Section 4 herein (the "Closing" or the "Closing Date"), shall transfer, assign, convey and deliver to NWE on the Closing Date, certificates representing one hundred percent (100%) of the issued and outstanding RTE registered shares or such lesser percentage as shall be acceptable to NWE, but in no event less than ninety-two percent (92%) of the issued and outstanding RTE registered shares. The transfer of the RTE Stockholder capital shares shall be made free and clear of all liens, mortgages, pledges, encumbrances or charges, whether disclosed or undisclosed, except as the RTE Stockholder and NWE shall have otherwise agreed in writing.

Section 2

ISSUANCE OF EXCHANGE STOCK TO RTE STOCKHOLDER

2.1   As consideration for the transfer, assignment, conveyance and delivery of the RTE Stockholder common shares hereunder, NWE shall, at the Closing issue to the RTE Stockholder, certificates representing 1,000,000 shares of NWE common stock. The parties intend that the Exchange Shares being issued will be used to acquire all outstanding RTE capital shares on the basis of one thousand (1,000) shares of NWE common stock in exchange for each one (1) share of RTE common shares.

2.2   The issuance of the Exchange Stock shall be made free and clear of all liens, mortgages, pledges, encumbrances or charges, whether disclosed or undisclosed, except as the RTE Stockholder and NWE shall have otherwise agreed in writing. As provided herein, and immediately prior to the Closing, NWE shall have issued and outstanding: (i) not more

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than 65,000,000 shares of common stock; and (ii) shall have no preferred stock or other securities issued and outstanding, other than options or warrants..

2.3 None of the Exchange Stock issued to the RTE Stockholder, nor any of the RTE shares transferred to NWE hereunder shall, at the time of Closing, be registered under federal securities laws but, rather, shall be issued pursuant to an exemption therefrom and be considered "restricted stock" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). All of such shares shall bear a legend worded substantially as follows:

> "The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are 'restricted securities' as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company."

The respective transfer agents of NWE and RTE Stockholder shall annotate their records to reflect the restrictions on transfer embodied in the legend set forth above. There shall be no requirement that NWE register the Exchange Stock under the Act, nor shall RTE or the Stockholder be required to register any RTE capital shares under the Act.

Section 3

ADDITIONAL CONSIDERATION

3.1 <u>Cash and Promissory Note.</u> As additional consideration,

(a) Cash. On or before December 2, 2011, NWE shall to be retained by Stockholder if the Exchange Transaction is closed on or before January 2, 2012. If the Exchange Transaction does not close on or before January 2, 2012, the Stockholder shall repay the $35,000, over a seven (7) month period, in monthly installments of $5,000 each.

(b) Promissory Note. At the Closing NWE shall deliver to Stockholder a $30,000 Promissory Note, payable $10,000 monthly, commencing thirty (30) days after the Closing, until paid in full.

3.2 <u>Guaranty of Bank Debt</u>. As additional consideration, at the Closing, NWE shall execute a guaranty to pay, within six (6) months from the Closing, all monies owed by RTE to two banks, in the amounts set opposite their names on Schedule 3.2 attached hereto and made a part hereof (the "Banks"). NWE shall hold Stockholder and RTE Harmless against all losses, claims and damages, in whole or in part, caused by the actions or omissions by NWE, resulting in the nonpayment of the Banks by NWE.

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3.3 Grant of Carried Working Interest. As additional consideration, at the Closing, NWE shall grant to the Stockholder a thirty (30%) percent carried working interest, as described in Schedule 3.3(a), in any wells financed and developed or reworked by NWE, that are currently on the properties leased to RTE (the "RTE Properties" or that are drilled on such RTE Properties in the future. A description of the RTE Properties are set forth in Schedule 3.3(b) attached hereto and made a part hereof.

Section 4

CLOSING

4.1 Closing of Transaction. Subject to the fulfillment or waiver of the conditions precedent set forth in Section 11 hereof, the Closing shall take place on the Closing Date at the corporate offices of NWE, 20 Truman, Suite 204, Irvine, California 92620, at 11:00 A.M., local time, or at such other time on the Closing Date as RTE and NWE may mutually agree in writing.

4.2 Closing Date. The Closing Date of the Exchange shall take place on or before January 2, 2012, or such later date upon which RTE and NWE may mutually agree in writing, or as extended pursuant to subsection 12.1(b) herein below.

4.3 Deliveries at Closing.

(a) RTE shall deliver or cause to be delivered to NWE at Closing:

(1) Certificates representing all shares, or an amount of shares acceptable to NWE, of the RTE Stockholder's common shares as described in Section 1, each endorsed in blank by the registered owner;

(2) An agreement from the Stockholder surrendering their shares agreeing to a restriction on the transfer of the Exchange Stock as described in Section 2 hereof;

(3) A copy of a consent of RTE's board of directors authorizing RTE to take the necessary steps toward Closing the transaction described by this Agreement in the form set forth in Exhibit A;

(4) A copy of a Certificate of Good Standing for RTE issued not more than ten (10) days prior to Closing by the Secretary of State of Texas;

(5) Certificate of Incorporation and Amendments thereto, and Bylaws of RTE certified as of the Closing Date by the President and Secretary of RTE, and

(6) Such other documents, instruments or certificates as shall be reasonably requested by NWE or its counsel.

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(b) NWE shall deliver or cause to be delivered to RTE at Closing:

(1) A copy of a consent of NWE'S board of directors authorizing NWE to take the necessary steps toward Closing the transaction described by this Agreement in the form set forth in Exhibit B;

(2) A copy of a Certificate of Good Standing for NWE issued not more than ten (10) days prior to Closing by the Secretary of State of Nevada;

(3) Stock certificate(s) or a computer listing from NWE's transfer agent representing the Exchange Stock to be newly issued by NWE under this Agreement, which certificates shall be in the name of the RTE Stockholder, in the amount of 1,000,000 shares;

(4) Articles of Incorporation and Amendments thereto, and Bylaws of NWE certified as of the Closing Date by the President and Secretary of NWE, and;

(5) Such other documents, instruments or certificates as shall be reasonably requested by RTE or its counsel.

4.4 Filings; Cooperation.

(a) Prior to the Closing, the parties shall proceed with due diligence and in good faith to make such filings and take such other actions as may be necessary to satisfy the conditions precedent set forth in Section 11 below.

(b) On and after the Closing Date, NWE, RTE and the Stockholder shall, on request and without further consideration, cooperate with one another by furnishing or using their best efforts to cause others to furnish any additional information and/or executing and delivering or using their best efforts to cause others to execute and deliver any additional documents and/or instruments, and doing or using their best efforts to cause others to do any and all such other things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement.

Section 5

REPRESENTATIONS AND WARRANTIES BY

RTE AND STOCKHOLDER

5.1 Subject to the schedule of exceptions, attached hereto and incorporated herein by this reference, (which schedules shall be acceptable to NWE), RTE and Stockholder represent and warrant to NWE as follows:

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(a) <u>Organization and Good Standing of RTE</u>. The Certificate of Incorporation of RTE and all Amendments thereto as presently in effect, and the Bylaws of RTE as presently in effect, both of which shall be certified by the President and Secretary of RTE, have been delivered to NWE and are complete and correct and since the date of such delivery, there has been no amendment, modification or other change thereto.

(b) <u>Capitalization</u>. RTE's authorized capital consists of 1,000,000 shares of common stock, $1.00 par value, of which 1,000 shares are issued and outstanding prior to the Closing Date, (defined as "RTE Shares"), and held of record by two (2) shareholders, who are currently residents of the State of Texas. All such outstanding shares are validly issued, paid and non-assessable. There are no other outstanding securities including options and warrants outstanding. All securities issued by RTE as of the date of this Agreement have been issued in compliance with all applicable laws of the State of Texas. Except as set forth in Schedule 5.1(b), no other equity securities or debt obligations of RTE are authorized, issued or outstanding.

(c) <u>Subsidiaries</u>. Except as set forth in Schedule 5.1 (c), RTE has no subsidiaries or other investments, directly or indirectly, or other financial interest in any other corporation or business organization, joint venture or partnership of any kind.

(d) <u>Financial Statements</u>. RTE will deliver to NWE, prior to Closing, a copy of RTE's unaudited, financial statements for the year ended December 31, 2010 and financial statements for the nine (9) months ended September 30, 2011, if required, which will be true and complete and will have been prepared in conformity with generally accepted accounting principles. Other than changes in the usual and ordinary conduct of the business since September 30, 2011, there have not been and, at the Closing Date, there will be no material adverse changes in such financial statements.

(e) <u>Absence of Undisclosed Liabilities</u>. RTE has no liabilities which are not adequately reflected or reserved against in the RTE Financial Statements or otherwise reflected in this Agreement and RTE shall not have as of the Closing Date, any liabilities (secured or unsecured and whether accrued, absolute, direct, indirect or otherwise) which were incurred after September 30, 2011, and would be individually or in the aggregate, material to the results of operations or financial condition of RTE as of the Closing Date.

(f) <u>Litigation</u>. Except as disclosed in Schedule 5.1(f), there are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against RTE or its properties. Except as disclosed in Schedule 5.1(f), there are no actions, suits or proceedings pending, or, to the knowledge of RTE, threatened against or affecting RTE or its affiliated companies, any of its officers or directors relating to their positions as such, or

any of its properties, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, in connection with the business, operations or affairs of RTE or its affiliated company which might result in any material adverse change in the operations or financial condition of RTE, or which might prevent or materially impede the consummation of the transactions under this Agreement.

(g) Compliance with Laws. To the best of its knowledge, the operations and affairs of RTE do not violate any law, ordinance, rule or regulation currently in effect, or any order, writ, injunction or decree of any court or governmental agency, the violation of which would substantially and adversely affect the business, financial conditions or operations of RTE.

(h) Absence of Certain Changes. Except as set forth in Schedule 5.1(h), or otherwise disclosed in writing to NWE, since September 30, 2011,

(i) RTE has not entered into any material transactions;

(ii) There has been no change in financial or other condition, business, property, prospects, assets or liabilities of RTE as shown on the RTE Financial Statement, other than changes that both individually and in the aggregate do not have a consequence that is materially adverse to such condition, business, property, prospects, assets or liabilities;

(iii) There has been no damage to, destruction of or loss of any of the properties or assets of RTE (whether or not covered by insurance) materially and adversely affecting the financial or other condition, business, property, prospects, assets or liabilities of RTE;

(iv) RTE has not declared, or paid any dividend or made any distribution on its capital stock, redeemed, purchased or otherwise acquired any of its capital stock, granted any options to purchase shares of its stock, or issued any shares of its capital stock;

(v) There has been no material change, except in the ordinary course of business, in the contingent obligations of RTE by way of guaranty, endorsement, indemnity, warranty or otherwise;

(vi) There have been no loans made by RTE to its employees, officers or directors;

(viii) There has been no extraordinary increase in the compensation of any of RTE's employees;

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(ix) There has been no agreement or commitment by RTE to do or perform any of the acts described in this Section 5.1(h); and

(x) There has been no other event or condition of any character, which might reasonably be expected either to result in a material and adverse change in the condition (financial or otherwise), business, property, prospects, assets or liabilities of RTE or to impair materially the ability of RTE to conduct the business now being conducted.

(i) Assets. All of the assets reflected on the September 30, 2011, RTE Financial Statements or acquired and held as of the Closing Date, will be owned by RTE on the Closing Date. Except as set forth in Schedule 5.1(i), RTE is not aware of any adverse claims relating to its leases and owns outright and has good and marketable title, to all of its other assets. None of RTE's equipment used by RTE in connection with its business has any material defects and all of them are in all material respects in good operating condition and repair, and are adequate for the uses to which they are being put; none of RTE's equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repair. RTE represents that, except to the extent disclosed in Schedule 5.1(i) to this Agreement or reserved against on its balance sheet as of September 30, 2011, it is not aware of any accounts and contracts receivable existing that in its judgment would be uncollectible.

(j) Tax Matters. All federal, foreign, state and local tax returns, reports and information statements required to be filed by or with respect to the activities of RTE have been timely filed. Since September 30, 2011, RTE has not incurred any liability with respect to any federal, foreign, state or local taxes except in the ordinary and regular course of business. Such returns, reports and information statements are true and correct in all material respects insofar as they relate to the activities of RTE. On the date of this Agreement, RTE is not delinquent in the payment of any such tax or assessment, and no deficiencies for any amount of such tax have been proposed or assessed.

(k) Operating Authorities. To the best knowledge of RTE, RTE has all material operating authorities, governmental certificates and licenses, permits, authorizations and approvals ("Permits") required to conduct its business as presently conducted. Such Permits are set forth on Schedule 5.1(k). Since RTE's inception, there has not been any notice or adverse development regarding such Permits; such Permits are in full force and effect; no material violations are or have been recorded in respect of any permit; and no proceeding is pending or threatened to revoke or limit any Permit.

(l) Continuation of Key Management. To the best knowledge of RTE, all key management personnel of RTE intend to continue their employment with RTE

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after the Closing. For purposes of this subsection 5.1(m), "key management personnel" shall include Mr. Brent Hatchett.

(m) <u>Books and Records</u>. The books and records of RTE are complete and correct, are maintained in accordance with good business practice and accurately present and reflect, in all material respects, all of the transactions therein described, and there have been no transactions involving RTE which properly should have been set forth therein and which have not been accurately so set forth.

(n) <u>Authority to Execute Agreement</u>. The Board of Directors of RTE, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by RTE of this Agreement, and has duly authorized each of the transactions hereby contemplated. RTE has the power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. RTE has taken all actions required by law, its Articles of Incorporation, as amended, or otherwise to authorize the execution and delivery of this Agreement. This Agreement is valid and binding upon RTE and the stockholder in accordance with its terms. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Articles of Incorporation, as amended, or the Bylaws, as amended, of RTE, or any agreement, stipulation, order, writ, injunction, decree, law, rule or regulation applicable to RTE.

(o) <u>Finder's Fees</u>. RTE is not, and on the Closing Date will not be liable or obligated to pay any finder's, agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

5.2 <u>Disclosure</u>. At the date of this Agreement, RTE and the Stockholder have, and at the Closing Date they will have, disclosed all events, conditions and facts materially affecting the business and prospects of RTE. RTE and the Stockholder have not now and will not have at the Closing Date, withheld knowledge of any such events, conditions or facts which they know, or have reasonable grounds to know, may materially affect RTE's business and prospects. Neither this Agreement nor any certificate, exhibit, schedule or other written document or statement, furnished to NWE by RTE and/or by the Stockholder in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.

Section 6

REPRESENTATIONS AND WARRANTIES BY NWE

6.1 Subject to the schedule of exceptions, attached hereto and incorporated herein by this reference, (which schedules shall be acceptable to RTE), NWE represents and warrants to RTE and the Stockholder as follows:

(a) Organization and Good Standing. NWE is currently a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has full corporate power and authority to own or lease its properties and to carry on its business as now being conducted and as proposed to be conducted. NWE is qualified to conduct business as a foreign corporation in no other jurisdiction, and the failure to so qualify in any other jurisdiction does not materially, adversely affect the ability of NWE to carry on its business as most recently conducted. The Articles of Incorporation of NWE and all amendments thereto as presently in effect, and the Bylaws of NWE as presently in effect, both of which shall be certified by the President and Secretary of NWE, have been delivered to RTE and are complete and correct and since the date of such delivery, there has been no amendment, modification or other change thereto.

(b) Capitalization. NWE's authorized capital stock is 105,000,000 shares consisting of (i) 100,000,000 shares of $.0001 par value common stock, defined above as "NWE Common Stock", of which not more than 65,000,000 shares will be issued and outstanding, prior to Closing Date and (ii) 5,000,000 shares of $.0001 par value Preferred stock, of which no such shares are outstanding. The shares of NWE Common Stock are free and clear of all liens, charges, claims, pledges, restrictions and encumbrances whatsoever of any kind or nature that would inhibit, prevent or otherwise interfere with the transactions contemplated hereby. All of the outstanding NWE Common Stock is validly issued, fully paid and nonassessable and there are no voting trust agreements or other contracts, agreements or arrangements restricting or affecting voting or dividend rights or transferability with respect to the outstanding shares of NWE Common Stock.

(c) Issuance of Exchange Stock. All of the NWE Common Stock to be issued to or transferred to RTE Stockholder pursuant to this Agreement, when issued, transferred and delivered as provided herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be free and clear of all liens, charges, claims, pledges, restrictions and encumbrances whatsoever of any kind or nature, except those restrictions imposed by State or Federal corporate and securities regulations.

(d) No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by NWE with any of the provisions hereof will:

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(1) Violate or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of NWE or any note, bond, mortgage, indenture, deed of trust, license, agreement or other instrument to which NWE is a party, or by which it or its properties or assets may be bound or affected; or

(2) Violate any order, writ, injunction or decree, or any statute, rule, permit, or regulation applicable to NWE or any of its properties or assets.

(e) Subsidiaries. Except as set forth in Schedule 6.1 (e), NWE has no subsidiaries or other investments, directly or indirectly, or other financial interest in any other corporation or business organization, joint venture or partnership of any kind.

(f) Absence of Undisclosed Liabilities. Except as disclosed in NWE's Financial Statements for the nine months ended September 30, 2011, NWE did not have, as of the Closing Date, any liabilities (secured or unsecured and whether accrued, absolute, direct, indirect or otherwise) which were incurred since September 30, 2011, that would be individually or in the aggregate, material to the results of operation or financial condition of NWE.

(g) Litigation. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against NWE or its properties. There are no actions, suits or proceedings pending, or, to the knowledge of NWE, threatened against or relating to NWE. NWE is not, and on the Closing Date will not be, in default under or with respect to any judgment, order, writ, injunction or decree of any court or of any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality; and NWE has, and on the Closing Date will have, complied in all material respects with all laws, rules, regulations and orders applicable to it, if any.

(h) Authority to Execute Agreement. The Board of Directors of NWE, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by NWE of this Agreement and the Exchange Stock, and has duly authorized each of the transactions hereby contemplated. NWE has the power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. NWE has taken all the actions required by law, its Articles of Incorporation, as amended, its Bylaws, as amended, applicable state law or otherwise to authorize the execution and delivery of the Exchange Stock pursuant to the provisions hereof. This Agreement is valid and binding upon NWE in accordance with its terms.

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(i) Finder's Fees. NWE is not, and on the Closing Date, will not be liable or obligated to pay any finder's, agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

(j) Books and Records. The books and records of NWE are complete and correct, are maintained in accordance with good business practice and accurately present and reflect in all material respects, all of the transactions therein described and there have been no transactions involving NWE which properly should have been set forth therein and which have not been accurately so set forth.

6.2 Disclosure. NWE has and at the Closing Date it will have, disclosed all events, conditions and facts materially affecting the business and prospects of NWE. NWE has not now and will not have at the Closing Date, withheld knowledge of any such events, conditions and facts which it knows, or has reasonable grounds to know, may materially affect NWE's business and prospects. Neither this Agreement, nor any certificate, exhibit, schedule or other written document or statement, furnished to RTE or the RTE Stockholder by NWE in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to be stated in order to make the statements contained herein or therein not misleading.

Section 7

ACCESS AND INFORMATION

7.1 As to RTE. Subject to the protections provided by subsection 10.4 herein, RTE shall give to NWE and to NWE's counsel, accountants and other representatives full access during normal business hours throughout the period prior to the Closing, to all of RTE's properties, books, contracts, commitments, and records, including information concerning products and customer base, and patents held by, or assigned to, RTE, and furnish NWE during such period with all such information concerning RTE's affairs as NWE reasonably may request.

7.2 As to NWE. Subject to the protections provided by subsection 10.4 herein, NWE shall give to RTE, the RTE Stockholder and their counsel, accountants and other representatives, full access, during normal business hours throughout the period prior to the Closing, to all of NWE's properties, books, contracts, commitments, and records, if any, and shall furnish RTE and the RTE Stockholder during such period with all such information concerning NWE's affairs as RTE and the RTE Stockholder reasonably may request.

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Section 8

COVENANTS OF RTE AND STOCKHOLDER

8.1 No Solicitation. For a period of forty-five (45) days from the date of this Agreement, RTE and the Stockholder, to the extent within the Stockholder's control, will use their best efforts to cause its officers, employees, agents and representatives not, directly or indirectly, to solicit, encourage, or initiate any discussions with, or indirectly to solicit, encourage, or initiate any discussions with, to, any person or entity other than NWE and its officers, employees, and agents, concerning any merger, sale of substantial assets, or similar transaction involving RTE, or any sale of any of its common stock or of the common stock held by the Stockholder in excess of fifty percent (50%) of such Stockholder's current stock holdings except as otherwise disclosed in this Agreement. RTE will notify NWE immediately upon receipt of an inquiry, offer, or proposal relating to any of the foregoing. None of the foregoing shall prohibit providing information to others in a manner in keeping with the ordinary conduct of RTE business, or providing information to government authorities.

8.2 Conduct of Business Pending the Transaction. RTE and the Stockholder, covenant and agree with NWE that, prior to the consummation of the transaction called for by this Agreement, and Closing, or the termination of this Agreement pursuant to its terms, unless NWE shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, RTE and the Stockholder, will comply with each of the following:

(a) Its business shall be conducted only in the ordinary and usual course. RTE shall use reasonable efforts to keep intact its business organization and good will, keep available the services of its respective officers and employees, and maintain good relations with suppliers, creditors, employees, customers, and others having business or financial relationships with it, and it shall immediately notify NWE of any event or occurrence which is material to, and not in the ordinary and usual course of business of RTE.

(b) It shall not (i) amend its Articles of Incorporation or Bylaws or (ii) split, combine, or reclassify any of its outstanding securities, or declare, set aside, or pay any dividend or other distribution on, or make or agree or commit to make any exchange for or redemption of any such securities payable in cash, stock or property.

(c) It shall not (i) issue or agree to issue any additional securities or rights of any kind to acquire any securities, or (ii) enter into any contract, agreement, commitment, or arrangement with respect to any of the foregoing, except as set forth in this Agreement.

(d) It shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital expenditures or commitment for capital

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expenditures, except in the ordinary course of business and consistent with past practice.

(e) It shall not enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in subparagraphs (a) through (d) above.

(f) It will continue properly and promptly to file when due all federal, state, local, foreign, and other tax returns, reports, and declarations required to be filed by it, and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by it.

(g) It will comply with all laws and regulations applicable to it and its operations.

Section 9

COVENANTS OF NWE

9.1 No Solicitation. For a period of forty-five (45) days from the date of this Agreement, NWE will not discuss or negotiate with any other corporation, firm or other person or entertain or consider any inquiries or proposals relating to the possible disposition of its shares of capital stock, or its assets, and will conduct business only in the ordinary course. Notwithstanding the foregoing, NWE shall be free to engage in activities mentioned in the preceding sentence, which are designed to further the mutual interests of the parties to this Agreement.

9.2 Conduct of NWE Pending Closing. NWE covenants and agrees with RTE that, prior to the consummation of the transactions called for by this Agreement, and Closing, or the termination of this Agreement pursuant to its terms, unless RTE shall otherwise consent in writing, and except as otherwise contemplated by this Agreement, NWE will comply with each of the following.

(a) No change will be made in NWE's Articles of Incorporation or Bylaws, or in NWE's authorized shares of stock, except as contemplated in this Agreement or as may be first approved in writing by RTE.

(b) No dividends shall be declared, no stock options granted and no employment agreements shall be entered into with officers or directors in NWE, except as may be first approved in writing by RTE.

(c) It shall not create, incur, or assume any long-term or short-term indebtedness for money borrowed or make any capital expenditures or commitment for capital expenditures, except in the ordinary course of business and consistent with past practice.

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(d) It shall not (i) adopt, enter into, or amend any bonus, profit sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination or other employee benefit plan, agreement, trust fund, or arrangement for the benefit or welfare of any officer, director, or employee, or (ii) agree to any material (in relation to historical compensation) increase in the compensation payable or to become payable to, or any increase in the contractual term of employment of, any officer, director or employee except, with respect to employees who are not officers or directors, in the ordinary course of business in accordance with past practice, or with the written approval of RTE.

(e) It shall not sell lease, mortgage, encumber, or otherwise dispose of or grant any interest in any of its assets or properties except for: (i) sales, encumbrances, and other dispositions or grants in the ordinary course of business and consistent with past practice; (ii) liens for taxes not yet due; (iii) liens or encumbrances that are not material in amount or effect and do not impair the use of the property, or (iv) as specifically provided for or permitted in this Agreement.

(f) It shall not enter into any agreement, commitment, or understanding, whether in writing or otherwise, with respect to any of the matters referred to in subparagraphs (a) through (f) above.

(g) It will continue properly and promptly to file when due all federal, state, local, foreign, and other tax returns, reports, and declarations required to be filed by it, and will pay, or make full and adequate provision for the payment of, all taxes and governmental charges due from or payable by it.

(h) It will comply with all laws and regulations applicable to it and its operations.

Section 10

ADDITIONAL COVENANTS OF THE PARTIES

10.1 Cooperation. Both RTE and NWE will cooperate with each other and their respective counsel, accountants and agents in carrying out the transaction contemplated by this Agreement, and in delivering all documents and instruments deemed reasonably necessary or useful by the other party. Furthermore, both RTE and NWE shall collaborate on the preparation and dissemination of an offer, which the Board of Directors of RTE shall approve and recommend, to the RTE Stockholder, to exchange his outstanding common stock of RTE for shares of NWE Common Stock.

10.2 Expenses. Each of the parties hereto shall pay all of its respective costs and expenses (including attorneys' and accountants' fees, costs and expenses) incurred in connection with this Agreement and the consummation of the transactions contemplated herein.

10.3 Publicity. Prior to the Closing, any written news releases or public disclosure by either party pertaining to this Agreement shall be submitted to the other party for its review and

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approval prior to such release or disclosure, provided, however, that (a) such approval shall not be unreasonably withheld, and (b) such review and approval shall not be required of disclosures required to comply, in the judgment of counsel, with federal or state securities or corporate laws or policies.

10.4 Confidentiality. While each party is obligated to provide access to and furnish information in accordance with Section 7 herein, it is understood and agreed that such disclosure and information subsequently obtained as a result of such disclosures are proprietary and confidential in nature. Each party agrees to hold such information in confidence and not to reveal any such information to any person who is not a party to this Agreement, or an officer, director or key employee thereof, and not to use the information obtained for any purpose other than assisting in its due diligence inquiry in conjunction with the transaction contemplated by this Agreement. Upon request of any party, a confidentiality agreement, acceptable to the disclosing party, will be executed by any person selected to receive such proprietary information, prior to receipt of such information.

Section 11

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

11.1 None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive after six (6) months from the Effective Time, except for those covenants, agreements and other provisions contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Section 11.

Section 12

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARTIES

12.1 Conditions to Obligations of the Parties. The obligations of NWE, RTE and the Stockholder shall be subject to the fulfillment, on or prior to the Closing, of all conditions elsewhere herein set forth, including, but not limited to, receipt by the appropriate party of all deliveries required by Sections 5 and 6 herein, and fulfillment, prior to Closing, of each of the following conditions:

(a) To the best of their knowledge, all representations and warranties made by the RTE Stockholder and NWE in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date.

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(b)   RTE Stockholder and NWE shall have performed or complied with all covenants, agreements and conditions contained in this Agreement on their part required to be performed or complied with at or prior to the Closing.

(c)   All material authorizations, consents or approvals of any and all governmental regulatory authorities necessary in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect.

(d)   The Closing shall not violate any permit or order, decree or judgment of any court or governmental body having competent jurisdiction and there shall not have been instituted any legal or administrative action or proceeding to enjoin the transaction contemplated hereby or seeking damages from any party with respect thereto.

12.2   <u>Conditions to Obligations of NWE.</u> The obligations of NWE to consummate the transactions contemplated herein are subject to satisfaction (or waiver by it) of the following conditions:

(a)   The RTE Stockholder acquiring Exchange Stock will be required, at Closing, to submit an agreement confirming that all the Exchange Stock received will be acquired for investment and not with a view to, or for sale in connection with, any distribution thereof, and agreeing not to transfer any of the Exchange Stock for a period of one year from the date of the Closing, except for those transfers falling within the exemption from registration under the Securities Act of 1933 and any applicable state securities laws, which transfers do not constitute a public distribution of securities, and in which the transferees execute an investment letter in form and substance satisfactory to counsel for NWE. The foregoing provision shall not prohibit the registration of those shares at any time following the Closing. The RTE Stockholder acquiring Exchange Stock will be required to transfer to NWE at the Closing his RTE Stock Certificate(s), free and clear of all liens, mortgages, pledges, encumbrances or changes, whether disclosed or undisclosed.

(b)   All schedules, prepared by RTE shall be current or updated as necessary as of the Closing Date.

(c)   One or more executed lock-up agreements, substantially in the form attached hereto as Exhibit C, covering the 1,000,000 shares of NWE Common Stock to be issued at the Closing to Stockholder, or entities owned and/or controlled by them.

(d)   Each party shall have satisfied itself that since the date of this Agreement the business of the other party has been conducted in the ordinary course. In addition, each party shall have satisfied itself that no withdrawals of cash or other assets have been made and no indebtedness has been incurred since the date of this Agreement, except in the ordinary course of business or with respect to services

rendered or expenses incurred in connection with the Closing of this Agreement, unless said withdrawals or indebtedness were either authorized by the terms of this Agreement or subsequently consented to in writing by the parties.

(e) Each party covenants that, to the best of its knowledge, it has complied or will comply in all material respects with all applicable laws, orders and regulations of federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, applicable to their assets, to the business conducted by them and to the transactions contemplated by this Agreement.

12.3 Conditions to Obligation of RTE and the RTE Stockholder. The obligations of RTE and the RTE Stockholder to consummate the transactions contemplated herein are subject to satisfaction (or waiver by them) of the following conditions:

(a) Each party shall have granted to the other party (acting through its management personnel, counsel, accountants or other representatives designated by it) full opportunity to examine its books and records, properties, plants and equipment, proprietary rights and other instruments, rights and papers of all kinds in accordance with Sections 5 and 6 hereof, and each party shall be satisfied to proceed with the transactions contemplated by this Agreement upon completion of such examination and investigation.

(b) NWE and RTE shall agree to indemnify each other party against any liability to any broker or finder to which that party may become obligated.

(c) The Exchange shall be approved by the Board of Directors of both RTE and NWE.

(d) NWE and RTE and their respective legal counsel shall have received copies of all such certificates, opinions and other documents and instruments as each party or its legal counsel may reasonably request pursuant to this Agreement or otherwise in connection with the consummation of the transactions contemplated hereby, and all such certificates, opinions and other documents and instruments received by each party shall be reasonably satisfactory, in form and substance, to each party and its legal counsel.

(e) Both RTE and NWE shall have the right to waive any or all of the conditions precedent to its obligations hereunder not otherwise legally required; provided, however, that no waiver by a party of any condition precedent to its obligations hereunder shall constitute a waiver by such party of any other condition.

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Section 13

TERMINATION, AMENDMENT, WAIVER

13.1 This Agreement may be terminated at any time prior to the Closing, and the contemplated transactions abandoned, without liability to either party, except with respect to the obligations of NWE, RTE and the RTE Stockholder under Section 10.4 hereof:

(a) By mutual agreement of NWE and RTE;

(b) If the Closing (as defined in Section 3) has not have taken place on or prior to January 2, 2012, this Agreement can be terminated upon written notice given by NWE or RTE which is not in material default;

(c) By NWE, if in its reasonable believe there has been a material misrepresentation or breach of warranty on the part of the Stockholder in the representations and warranties set forth in the Agreement.

(d) By RTE or the Stockholder if, in the reasonable belief of RTE or any the Stockholder, there has been a material misrepresentation or breach of warranty on the part of NWE in the representations and warranties set forth in the Agreement;

(e) By NWE if, in its opinion or that of its counsel, the Exchange does not qualify for exemption from registration under applicable federal and state securities laws, or qualification, if obtainable, cannot be accomplished in NWE's opinion or that of its counsel, without unreasonable expense or effort;

(f) By NWE or by the Stockholder, if either party shall determine in its sole discretion that the Exchange has become inadvisable or impracticable by reason of the institution or threat by state, local or federal governmental authorities or by any other person of material litigation or proceedings against any party [it being understood and agreed that a written request by a governmental authority for information with respect to the Exchange, which information could be used in connection with such litigation or proceedings, may be deemed to be a threat of material litigation or proceedings regardless of whether such request is received before or after the signing of this Agreement];

(g) By NWE if the business or assets or financial condition of RTE, taken as a whole, have been materially and adversely affected, whether by the institution of litigation or by reason of changes or developments or in operations in the ordinary course of business or otherwise; or, by the Stockholder if the business or assets or financial condition of NWE, taken as a whole, have been materially and adversely affected, whether by the institution of litigation or by reason of changes or developments or in operations in the ordinary course of business or otherwise;

(h)   By NWE or RTE if, in the opinion of NWE's independent accountants, it should appear that the combined entity will not be auditable to SEC accounting standards;

(i)   By RTE if NWE fails to perform material conditions set forth in Sub-Section 12.1 and 12.3 herein;

(j)   By RTE if examination of NWE's books and records pursuant to Section 6 herein uncovers a material deficiency;

(k)   By NWE if RTE fails to perform material conditions set forth in Sub-Section 12.1 and 12.2 herein; and

(l)   By NWE if examination of RTE's books and records pursuant to Section 5 herein uncovers a material deficiency.

13.2   No modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound.

13.3   In the event of termination of this Agreement by either NWE or RTE as provided in Section 13.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any of the parties or their respective officers or directors except with respect to Section 10, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither NWE nor RTE shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

Section 14

MISCELLANEOUS

14.1   Entire Agreement.   This Agreement (including the Exhibits and Schedules hereto) contains the entire agreement between the parties with respect to the transactions contemplated hereby, and supersedes all negotiations, representations, warranties, commitments, offers, contracts, and writings prior to the date hereof.   No waiver and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby.

14.2   Binding Agreement.

(a)   This Agreement shall become binding upon the parties when, but only when, it shall have been signed on behalf of all parties.

(b)   Subject to the condition stated in subsection (a), above, this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their legal representatives, successors and assigns.   This Agreement, in all of its particulars, shall be enforceable by the means set forth in subsection 14.9 for the recovery of damages or by way of specific performance and the terms and conditions of this Agreement shall remain in full force and effect subsequent to Closing and shall not be deemed to be merged into any documents conveyed and delivered at the time of Closing. In the event that subsection 14.9 is found to be unenforceable as to any party for any reason or is not invoked by any party, and any person is required to initiate any action at law or in equity for the enforcement of this Agreement, the prevailing party in such litigation shall be entitled to recover from the party determined to be in default, all of its reasonable costs incurred in said litigation, including attorneys' fees.

14.3   Counterparts. This Agreement may be executed in one or more counterparts, each of which may be deemed an original, but all of which together, shall constitute one and the same instrument.

14.4   Severability. If any provisions hereof are to be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect or any other provision hereof.

14.5   Assignability. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto; provided that neither this Agreement nor any right hereunder shall be assignable by RTE or NWE without prior written consent of the other party.

14.6   Captions. The captions of the various Sections of this Agreement have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Agreement.

14.7   Governing Law. The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Texas.

14.8   Jurisdiction and Venue. Each party hereto irrevocably consents to the jurisdiction and venue of the state or federal courts located in Taylor County, State of Texas, in connection with any action, suit, proceeding or claim to enforce the provisions of this Agreement, to recover damages for breach of or default under this Agreement, or otherwise arising under or by reason of this Agreement. The prevailing party may recover costs and reasonable attorney's fees.

14.9   Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person or sent by certified mail, postage prepaid and properly addressed as follows:

> To RTE and RTE Stockholder:
> Brent Hatchett, President
> ROYAL TEXAN ENERGY CO.
> 701 County Road, Suite 209
> Breckenridge, Texas 76424

With a Copy to:
Colton P. Johnson, Esq.
P.O. Box 2169
Albany, Texas 76430

To NWE:
Javan Khazali, CEO
NWE WESTERN ENERGY CORPORATION
20 Truman, Suite 204
Irvine, CA 92620

With a Copy to:
William B. Barnett, Esq.
Barnett & Linn
23945 Calabasas Road, Suite 115
Calabasas, CA 91302

Any party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the respective party hereto.

All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 14.9 if delivered personally, shall be effective upon delivery; and, if delivered by mail, shall be effective three days following deposit in the United States mail, postage prepaid.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

NEW WESTERN ENERGY CORPORATION

By: ______________________
Javan Khazali, CEO

ROYAL TEXAN ENERGY CO.

By: ______________________
Brent Hatchett, President

STOCKHOLDER

By: ______________________
Brent Hatchett

Brook Hatchett
____
Brook Hatchett

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